Exhibit (a)(1)(Q)

Sonder Holdings Inc.
Stock Option Repricing Program
Q&A
These are some of the more common questions that we received during our employee presentations and they are not inclusive of all questions related to the Offer. Please be sure to read all the documentation about the Offer filed with the Securities and Exchange Commission.
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Q1 - If employees plan to continue working at Sonder for longer than 6 months, and intend to hold shares long-term, why would anyone decline the Offer?
A1 - While we cannot make recommendations, we do encourage you to review all the Repricing Program (the “Offer”) documents/presentations to understand the risks and benefits of participating in the Offer.
Q2 - Can we make our election conditional on a final exercise price? For example, I may want to exchange my options if the difference between strike price and stock price is $0.80 but not if the difference is $0.10.
A2 - You can’t make your decision conditional on a final exercise price but you can review and change your elections up until the close of the Offer at 9 pm Pacific Time on November 15th when the Offer expires. Even if you select to reprice all stock options - only those that are underwater on the date the Offer expires will be repriced.
Q3 - Are Director level positions considered Senior Leadership Team members (and hence subject to a longer cliff)?
A3 - The 12-month cliff is limited to those that hold the title of VP and above and are members of the SLT. All other employees would have a 6-month cliff.

Q4 - Will any newly issued grants (e.g., grants awarded to employees in the latest review cycle) be automatically set up at the November 15th price?
A4 - Option grants that have been awarded but not yet granted will have a strike price equal to the closing price on the date of the grant. We expect that the Board will approve new grants in mid-November/December.
Q5 - If an employee has an option grant (for example, a sign-on package) that is not included in the Offer, why is that?
A5 - Options granted prior to December 2019 are not eligible to be repriced in the Offer as they were granted under the Sonder Stock Option Plan (SSOP). Only options granted under the 2019 and 2021 Equity Incentive Plans are eligible to be repriced. There was an increased complexity around including option grants from the SSOP that may have delayed the entire Offer, so they were excluded from the program.
Q6 - Can you confirm that there is no need to pay anything to reprice eligible options (other than potential local taxation)?
A6 - The Offer is available at no cost to employees except for any potential taxes. Please note however that repriced options are subject to a vesting giveback, meaning you will not be able to exercise any of your repriced options until 6 or 12 months, as applicable (the longer period applies to SLT members), after the date the Offer expires.
Q7 - Is this kind of Offer common practice in the industry, and are there any downsides to Sonder’s financial position / Sonder’s business?
A7 - This repricing program for underwater options is not uncommon. In considering whether to launch the Offer, we considered the costs and benefits and we believe that the benefits to Sonder and its employees of making this repricing program available to our employees outweigh the costs.
Q8 - Will there be any tax implications before the repriced options are exercised?
A8 - There may be some jurisdictions where there may be a tax impact at the time of the repricing, so please consult with your tax advisor for any potential tax implications of participating in the Offer.
Q9 - If you accept the Offer and you are subject to involuntary termination during the cliff period, will you get any of your previously vested options?
A9 - Involuntary terminations will be reviewed on a case by case basis unless the termination is for cause.
Q10 - I have an option grant that will be fully vested on December 1, 2023. If this grant is repriced, will the end date of that vesting period stay the same? The repricing only adds a new 6 months cliff period, but after that 6 months the vesting schedule is the same as before, right?
A10 - The original vesting schedule of your repriced options will remain the same, but they will be modified to include a 6- or 12-month cliff period, as applicable, during which you will be unable to exercise any of your repriced options (including options that were vested prior to the repricing date). If you decide to participate in the Offer, all vested options will become unvested and vesting will pause for a 6- or 12-month cliff period, as applicable. After the cliff expires, the vested shares that became unvested will become vested again and you will also receive the shares that would have vested during the cliff.
Q11 - What date will the cliff expire for the members of the Senior Leadership Team?
A11 - The cliff period for SLT members lasts 12 months from the date the Offer expires. Assuming we do not extend the Offer, the cliff expiration date for SLT members will be November 15, 2023.
Q12 - If you elect to tender options that have a strike price currently higher than the stock price (but not too much higher), and our stock price increases such that the November 15 price is higher than your strike price, will the options still be repriced? Or will they not end up getting repriced?
A12 - Only underwater stock options will be repriced on the repricing date. If you elect to reprice all of your stock options grants, only those that are underwater on November 15th will be repriced. Any options that are not underwater on November 15th will not be repriced and will retain all of their original terms (including strike price and vesting schedule).
Q13 - Does the cliff period mean that any stock options that have already vested will no longer be vested? Would we be starting from scratch on the vesting schedule for repriced options?
A13 - Consider the cliff to be a “pause” in your ability to exercise any options that have been repriced. Even though they will become unvested on the repricing date, once the cliff expires they will become vested again, plus any options that would have vested during the cliff period had you not repriced your options will also become vested. You do not start from scratch on your vesting schedule.
Q14 - Can you choose to only elect to reprice SOME of your stock options with this program? And can you choose which ones? (i.e., only enrolling ones that have not yet vested)
A14 - You do not have to elect to reprice all of your grants, but you must elect to reprice all of the options in each eligible grant. You can view all of your eligible grants on the Offer website, https://www.myoptionexchange.com/. Log in to the Offer website using the login instructions provided to you in the email from Ruby on October 18, 2022 announcing the launch of the Offer.

If you are logging in for the first time, you will be required to set up your account by clicking the “Register as a new user” link and following the instructions.
Q15 - Am I able to share the “Offer TO REPRICE ELIGIBLE STOCK OPTIONS” and “ELECTION TERMS AND CONDITIONS” docs, sent out by Ruby, with my Financial Advisor?
A15 - Yes, you can share these documents and all other documents associated with this Offer to reprice with your financial advisor. All of this information is publicly filed with the U.S. Securities and Exchange Commission.
Q16 - When will my E*TRADE account reflect the repricing of underwater options?
A16 - We anticipate these updates will be visible in your E*TRADE account by December 20, 2022.
Q17 - Is it possible another grant would become available to me to reprice before the deadline? Or are my current option grants the only options available for me to reprice?
A17 - Only stock option grants outstanding as of October 18, 2022 are eligible to be repriced. Any grants made after October 18, 2022 are not eligible to be repriced in this Offer. You may view your eligible options on the Offer website, https://www.myoptionexchange.com/.
Q18 - Because of the vesting cliff, is there a risk that next year when we can exercise our repriced options the stock price could potentially be lower than what it is now?
A18 - The repriced options tendered by you in the Offer could become underwater after they are repriced.
The repriced options will have an exercise price per share equal to the closing sales price of a share of our common stock as reported on the Nasdaq Global Select Market on the repricing date, which is expected to be November 15, 2022. If the trading price of our common stock decreases after the repricing date, the exercise price of your repriced options will be greater than the trading price of our common stock, and you will not be able to realize any gain from the exercise of your repriced options. The trading price of our common stock has been volatile, and there can be no assurances regarding the future price of our common stock or that the trading price of our common stock will increase after the repricing date.
Q19 - What are the risks of participating in the Offer? I don’t see a lot of downside to getting a lower exercise price if mine is currently at $8.23 per share.
A19 - There are several risks involved with participating in the Offer, including:
•There is a risk that you will not be able to exercise your repriced options if you cease to be employed by Sonder during the 6 or 12 month vesting cliff period. Because repriced options are subject to the 6 or 12 month cliff period, all of the shares that were vested and would become vested over the cliff period would now be unvested. If you leave voluntarily, then any unvested shares would be forfeited, so all of the shares that you repriced would be canceled.
•You will be unable to exercise your repriced options during the vesting cliff period, even if your option award was fully vested prior to your election to reprice.
•If the trading price of our common stock decreases after the repricing date, the exercise price of your repriced options will be greater than the trading price of our common stock, and you will not be able to realize any gain from the exercise of your repriced options. The trading price of our common stock has been volatile, and there can be no assurances regarding the future price of our common stock or that the trading price of our common stock will increase after the repricing date.
Q20 - What happens if we elect to reprice the option today (because the option is out of the money) and by November 15 the stock jumps and the option is no longer underwater and we don’t make any changes on the platform?
A20 - Only stock options that are underwater on the repricing date will be repriced. If you elect to reprice an option that is no longer underwater on the repricing date that option will not be repriced and will retain its original terms (including strike price and vesting schedule).
Q21 - Can you reprice a portion of a grant or it must be all or nothing?
A21 - You can not reprice a partial or fractional grant. When you select to reprice a grant, it’s for the whole grant.
Q22 - As a new employee as of May 15, 2022, my grant is not yet vested. So do I understand there may be benefit to repricing, in that my shares value could be expected to fluctuate between now and next year upon vesting and could be lower than this Offer?
A22 - The benefit of the repricing (even for grants that are unvested) is that the strike price of your repriced options will be lower than if you had not elected to reprice. This does not guarantee that the strike price of a repriced option will be higher than the stock price once you are able to exercise your options. If the trading price of our common stock decreases after the repricing date, the exercise price of your repriced options will be greater than the trading price of our common stock, and you will not be able to realize any gain from the exercise of your repriced options. The trading price of our common stock has been volatile, and there can be no assurances regarding the future price of our common stock or that the trading price of our common stock will increase after the repricing date.
Q23 - Why can’t I see all of my option grants on the Offer website?
A23 - Some of your options may be ineligible for the Offer. Only eligible options are shown on the Offer website. The only options that you may elect to reprice are those options that:
(i) were granted in December 2019 and later; and

(ii) are outstanding at the start of the Offer (October 18, 2022) and remain outstanding and unexercised as of the expiration date (November 15, 2022, unless the Offer is extended).
Regardless of your election, only options that have a per share exercise price that is greater than the closing price of a share of our common stock on the expiration date of the Offer (expected to be November 15, 2022) will be repriced. If you elect to reprice an option that is no longer underwater on the repricing date that option will not be repriced and will retain its original terms (including strike price and vesting schedule).
Q24 - Why can’t I reprice any of my options granted before Dec 2019?
A24 - Options granted prior to December 2019 are not eligible to be repriced in the Offer as they were granted under the Sonder Stock Option Plan (SSOP), an equity incentive plan that is governed by Canadian securities laws. Due to the complexities of including the Canadian plan in the repricing Offer, all options from that plan were excluded. All stock options granted after December 2019 were from our 2019 and 2021 equity incentive plans and are eligible to be repriced (assuming they are underwater on the date the Offer expires).
Q25 - Will the repricing affect the expiration date of any of my options?
A25 - The expiration date of repriced options will not change. Eligible options will expire 10 years from the original grant date whether or not you choose to reprice those options.
Q26 - How do we measure the risk / benefit of participating in the Offer for various option grants? Some are partially vested and have different strike prices.
A26 - The choice to participate in the Offer is up to each employee. How you determine which options to choose, such as how many options have already vested and the current price, etc. are factors to consider.
Q27 - If we choose to leave Sonder after electing to reprice our options in the Offer, but leave before the expiration of the cliff period, will we lose all our options, or will it just revert back to the previous pricing amount?
A27 - You have to remain employed through the cliff period to exercise any options that were repriced in the Offer. If you leave voluntarily during the cliff period, those repriced options remain unvested and thus, you will not be able to exercise any of your repriced options, even if they were vested prior to the repricing. If your employment is terminated for a reason other than "for cause" then we will consider your options on a case by case basis.
Q28 - Will I be able to exercise my repriced options immediately after the expiration of the vesting cliff?
A28 - You will be able to exercise any of your repriced options that are vested at any time after the expiration of the applicable vesting cliff period (for non-SLT members this is expected to be May 15, 2023, for SLT members this is expected to be November 15, 2023). However, there is a chance that this date will occur during a “closed trading window” under our Insider Trading Police. When the trading window is closed, employees cannot buy or sell shares of Sonder stock until the trading window opens up again after the public release of our quarterly financial results. You will receive an email from the Legal or Stock Admin team telling you when the trading window opens and closes.
If the vesting cliff expires during a closed trading window, you can still exercise your vested options but you will only be allowed to “Exercise and Hold” – meaning you would pay the exercise price and applicable taxes for each option you wish to exercise (without being able to sell some of your newly acquired shares to cover these costs).